Schulte Roth&Zabel LLP

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New York, NY 10022
212.756.2000
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Writer's Direct Number
212.756.2376

Writer's E-mail Address
eleazer.klein@srz.com

September 26, 2017

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel,
Office of Mergers and Acquisitions
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: EQT Corporation
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on September 11, 2017 by JANA Partners LLC
File No. 001-03551

Dear Mr. Panos:

On behalf of JANA Partners LLC ("JANA" or the "Filing Person"), we are responding to your letter dated September 18, 2017 (the "SEC Comment Letter") in connection with the preliminary proxy statement on Schedule 14A filed on September 11, 2017 (the "Preliminary Proxy Statement") with respect to EQT Corporation ("EQT" or the "Company"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Person is filing a revised preliminary proxy statement on Schedule 14A (the "Revised Preliminary Proxy Statement"). The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Unless otherwise noted, the page numbers in the responses refer to pages in the Revised Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Nicholas P. Panos, Esq.
September 26, 2017
Page 2

Letter to Shareholders

1. *Please revise to identify the proxy statement that will ultimately be distributed to shareholders, as distinguished from the Schedule 14A or the letter to the shareholders, as preliminary. The term "proxy statement" is defined under Rule 14a-1 and does not include the letter to shareholders. Refer also to Rule 14a-6(e)(1) of Regulation 14A.*

    In response to the Staff's Comment, the Filing Person has revised its Preliminary Proxy Statement, so the first line of the proxy statement in the Revised Preliminary Proxy Statement states "PRELIMINARY COPY SUBJECT TO COMPLETION", distinguishing it from the letter to the shareholders.

Preliminary Proxy Statement

2. *The participant's apparent intention to rely upon Rule 14a-5(c) would be impermissible at any time before the issuer distributes its proxy statement to security holders. If the participant decides to disseminate its proxy statement prior to the distribution of the issuer's proxy statement, the participant must undertake to provide the omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive proxy statement without all required disclosures. Please advise us as to the timing of the participant's anticipated proxy statement distribution.*

    In response to the Staff's Comment, the Filing Person hereby confirms that it does not intend to disseminate its proxy statement prior to the distribution of the Company's proxy statement.

3. *Given that the disclosure provided in observance of Rule 14a-5(c) did not specifically reference dissenters' rights of appraisal, please advise us, with a view toward revised disclosure, whether or not JANA has complied with Item 2 of Schedule 14A.*

    In response to the Staff's Comment, the Filing Person has supplemented the disclosure on page 9 of the Revised Preliminary Proxy Statement to specifically reference the omission of appraisal and dissenters' rights under Rule 14(a)-5(c) of the Exchange Act.

4. *Only one participant, Jana Partners LLC, has been identified on the cover page of Schedule 14A and within Annex 1. Please confirm for us that Charles Penner, who is named as a proxy holder on the form of proxy, and no other persons employed by or affiliated with Jana Partners LLC, will be soliciting proxies on behalf of JANA Partners LLC. Refer to Item 4(a)(2) of Schedule 14A, Instruction 3 to Item 4 of Schedule 14A, and Rule 14a-1(l) of Regulation 14A, which rule defines the term "solicit" as used in Instruction 3(a)(vi).*

    In response to the Staff's Comment, the Filing Person respectfully notes that, on page 9 of the Preliminary Proxy Statement, the Filing Person stated "[i]t is anticipated that certain regular employees of JANA will also participate in the solicitation of proxies in support of the Nominees." To the extent any such employees participate in JANA's solicitation efforts, such employees will be acting solely on behalf of JANA and not in any other capacity, and except with respect to Okapi Partners LLC as disclosed in the Preliminary Proxy Statement, JANA has not specially engaged any employees, paid solicitors, representatives or other persons to solicit security holders.

Nicholas P. Panos, Esq.
September 26, 2017
Page 3

Proposal 1: Share Issuance Proposal

Reasons to Vote Against the Proposed Acquisition, page 3

5. *We note the reference in footnote 1 on page 2 to the Rice acquisition conference call conducted June 19, 2017, intended to underscore your assertion regarding the "undervalued" EQT stock. Please revise to qualify this statement as a belief, and also provide supplemental support for the assertion. Alternatively, please delete the assertion.*

    In response to the Staff's Comment, the Filing Person has revised its disclosure on page 3 of the Revised Preliminary Proxy Statement by qualifying the statement as a belief.

    In addition, the Filing Person notes that Steven Schlotterbeck, President and Chief Executive Officer of EQT, has acknowledged the undervaluation of EQT stock by repeatedly referencing the Company's sum-of-the-parts discount. As stated by Mr. Schlotterbeck on page 4 of the conference call conducted on June 19, 2017, "[i]n 2018, we also expect to complete the drop-down of the retained midstream assets to EQM, begin to realize the midstream operational synergies and importantly address the persistent sum-of-the-parts discount at EQT." . . . "the transaction. . . increases the options that we have to address the persistent sum-of-the-parts discount that exist in EQT stock price." Mr. Scholtterbeck went on to note on page 7 of the transcript, "I do want to be clear that we see the discount." Please find attached for you as Exhibit A the transcript of the conference call.

6. *Please supplement the existing disclosure by further explaining the tax limitations created by the combination that would impede an EQT separation.*

    In response to the Staff's Comment, the Filing Person has supplemented the disclosure on page 3 of the Revised Preliminary Proxy Statement. The Filing Person also notes that EQT management has acknowledged that the transaction could increase the cost of a spin-off: In a Credit Suisse report dated September 14, 2017 (attached hereto as Exhibit B), EQT management is quoted as acknowledging that the tax liability of not waiting two years to spinoff its midstream business would amount to approximately $500 million.

Overstatement of Financial Benefits of the Acquisition, page 3

7. *You indicate that "[b]ased on our work to date…we estimate that actual synergies could fall short by at least $1.3 billion." Please provide us with supplemental support for this internally prepared estimate of the projected synergies, even if this figure is revised in the next filing.*

    In response to the Staff's Comment, the Filing Person is providing supplemental support for the calculation on Exhibit C hereto, which was included as part of Amendment No. 1 to Schedule 13D filed by the Filing Person with the SEC on July 5, 2017.

Nicholas P. Panos, Esq.
September 26, 2017
Page 4

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

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Nicholas P. Panos, Esq.
September 26, 2017
Page 6

EXHIBIT B

CS Special Situations Desk
September 14, 2017

RICE/EQT: Conversation with EQT Post SOTP Update

Market Commentary – Approved for External – Not a Product of Research

The CS Special Situations Desk caught up with EQT IR this morning following its accelerated plan to address the SOTP discount and the publication of a letter to the board and presentation by D.E. Shaw outlining steps to create value via a separation of the midstream and production businesses. IR highlights below:

- **Investor dialogue continues.** EQT IR indicated that the company continues to dialogue with many shareholders, including D.E. Shaw. IR noted that last night's EQT press release was not specifically in response to D.E. Shaw's letter/presentation, but they do perceive D.E. Shaw's comments as somewhat of an endorsement of their transaction with RICE.
- **Won't announce split prior to deal close.** What's being missing by the market, in IR's view, is that "the Board has a fiduciary duty and can't make decision regarding the split without thorough analysis," so the idea that the company should "just announce something" before the vote isn't possible. **<u>This is a "major analysis," the work for which can begin but will not conclude prior to deal close.</u>**
- **Tax separation loss.** Although D.E. Shaw cited approximately $250M of separation-related taxes and EQT believes they are closer to $500M, EQT generally agrees with the conclusion that the benefits of the split outweigh the tax implications and that they don't need, or want, to wait two years to make a decision to try and save money.
- **Final proxy expected end of September.** EQT already received its first round of comments from the SEC regarding its preliminary proxy, and responded to those comments last Friday. At this point, IR's "best guess" regarding a final proxy is the end of September, which would then portend a shareholder vote in the late October/mid-November timeframe.
- **Record date. Once the proxy is finalized, EQT will set its record date, which will likely precede the shareholder vote date by 20 business days.** IR confirmed that the record date would not be set retroactively. IR acknowledged that they received many questions regarding the record date cited in JANA's 9/11/17 letter, but also stated that they did not know where that date had come from.
- **Investor feedback.** Consistent with our original conversation, "7-8 investors out of 10" like the deal. Areas of pushback relate to: 1) the use of "discounted" EQT stock and claims of management pursuing a dilutive deal, to which IR retorts "they aren't really doing the math or taking into account that RICE was also discounted, so it's accretive on a per share basis," and 2) some investors complaining that RICE received more synergies vs. EQT shareholder. IR reiterated that their SOTP estimate is 10% accretive and on a cash flow per share basis the transaction is 20% accretive in year one and 30% accretive in year two. Moreover, IR mentioned that they believe it's unusual to have any accretion for such a strategic deal.
- **Thoughts regarding merging RMP and EQM.** IR indicated that something will likely happen shortly after close and that there should be no tax implications in connection with that merger.
- **Key message to investors?** At the end of day, as EQT examines JANA's, D.E. Shaw's and their own position, IR believes they are more aligned than not; in their view, the primary difference at this point relates to the timing required to address the SOTP discount, which has just been shortened to March 31, 2018 from year-end 2018.
- **No contact with ISS yet.** IR indicated that their proxy solicitor has told them that EQT should not meet with ISS until after definitive proxy published.

Angelo Liberatore
CREDIT SUISSE
Investment Banking | Special Situations
Eleven Madison Avenue | 10010-3629 New York | Americas
Phone +1 212 538 6176
angelo.liberatore@credit-suisse.com | www.credit-suisse.com

Tom Haddad, CFA
CREDIT SUISSE
Investment Banking | Special Situations
Eleven Madison Avenue | 10010-3629 New York | Americas
Phone +1 212 538 0368
tom.haddad@credit-suisse.com | www.credit-suisse.com

Please follow the attached hyperlink to an important disclosure: [illegible]

Nicholas P. Panos, Esq.
September 26, 2017
Page 7

EXHIBIT C

$ millions

	Pre-Deal	Post-Deal	Change	Notes
Well Returns in Greene and Washington Counties				
Average lateral (ft)	8,000	12,000		Pages 7 and 12 of company presentation on 6/19/17
Number of wells	1,780	1,200		
Pre-tax PV-10 per well	$5.3	$9.0		Per management commentary on conference call on 6/19/17. Based on $3.00 NYMEX and $2.50 wellhead gas price.
Sum of PV-10 across wells	$9,434	$10,800	$1,366	Value shown before discounting for time value needed to drill.
PV factor to drill out			0.656	PV factor based on EQT's WACC of 8.5% (per IR commentary) and a 10-year drilling window. In 2017, EQT plans to spud 75 wells in SW PA and RICE plans to spud 75 wells in Marcellus. If all of these wells are spud in Greene and Washington counties, the current pace of drilling would require 10 years to drill out.
Pre-tax NPV from improved well returns			$896	
Pre-tax NPV from G&A savings			$600	Page 8 of company presentation on 6/19/17
Pre-tax NPV of synergies			$1,496	
Cash tax rate			20%	Beyond 2018, management expects EQT to generate positive FCF and "provide meaningful cash returns to our shareholders" (conference call on 6/19/17), and further expects to drop down assets that will generate taxable gains. Therefore, EQT should at some point become a cash taxpayer. Assume a blended cash tax rate of 20% to account for taxable income.
After-tax NPV of synergies			$1,197	
Memo: EQT's stated value of synergies			$2,500	Page 8 of company presentation on 6/19/17
Synergy shortfall			($1,303)	
Shortfall percentage			(52%)	